

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

Via E-mail
Malcolm W. Sherman
Executive Vice President
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

   Re: **Delta Mutual, Inc.**
      Item 4.01 Form 8-K
      Filed May 12, 2011
      Am. No. 1 to Item 4.01 Form 8-K
      Filed May 24, 2011
      Am. No. 3 to Item 4.01 Form 8-K
      Filed May 27, 2011
      File No. 0-30563

Dear Mr. Sherman:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Thompson

          Jennifer Thompson
          Accounting Branch Chief